United Components Inc
Exhibit 12.2
(In thousands)	Six Months				Three Months

				Proforma				Proforma
	6 mo. Ended	January 1, 2003 -	June 21, 2003	6 mo. Ended	3 mo. Ended	April 1, 2003 -	June 21, 2003	Year ended
	June 30, 2002	June 20, 2003	June 30, 2003	June 30, 2003	June 30, 2002	June 20, 2003	June 30, 2003	Dec. 31, 2002

Ratio of EBITDA to interest expense

EBITDA				8,623				102,394

Interest expense				25,919				49,043

Ratio of EBITDA to interest expense				0.3				2.1

Ratio of earnings to fixed charges

Earnings before income taxes	54,124	22,724	(4,844)	(38,930)	30,664	(514)	(4,844)	8,913

Interest expense	302	245	3,787	24,590	63	121	3,787	46,362
Amortization of financing costs			73	1,329			73	2,681

Total fixed charges	302	245	3,860	25,919	63	121	3,860	49,043

Ratio of earnings to fixed charges	179.2	92.8	-1.3	-1.5	486.7	-4.2	-1.3	0.2